Exhibit 99.1

WNS Announces Fiscal 2022 Fourth Quarter and Full Year Earnings,

Provides Guidance for Fiscal 2023

NEW YORK, NY and MUMBAI, INDIA, April 21, 2022 — WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global Business Process Management (BPM) solutions, today announced results for the fiscal 2022 fourth quarter and full year ended March 31, 2022.

Highlights – Fiscal 2022 Fourth Quarter:

GAAP Financials

•  Revenue of $298.8 million, up 22.5% from $243.9 million in Q4 of last year and up 5.2% from $284.1 million last quarter

•  Profit of $38.9 million, compared to $27.5 million in Q4 of last year and $34.3 million last quarter

•  Diluted earnings per ADS of $0.76, compared to $0.53 in Q4 of last year and $0.68 last quarter

Non-GAAP Financial Measures*

•  Revenue less repair payments of $275.0 million, up 20.4% from $228.3 million in Q4 of last year and up 5.3% from $261.2 million last quarter

•  Adjusted Net Income (ANI) of $48.3 million, compared to $36.7 million in Q4 of last year and $44.4 million last quarter

•  Adjusted diluted earnings per ADS of $0.95, compared to $0.71 in Q4 of last year and $0.88 last quarter

Other Metrics

•  Added 10 new clients in the quarter, expanded 33 existing relationships

•  Days sales outstanding (DSO) at 30 days

•  Global headcount of 52,081 as of March 31, 2022

Highlights – Fiscal 2022 Full Year:

GAAP Financials

•  Revenue of $1,109.8 million, up 21.6.% from $912.6 million in fiscal 2021

•  Profit of $132.1 million, compared to $102.6 million in fiscal 2021

•  Diluted earnings per ADS of $2.58, compared to $1.97 in fiscal 2021

Non-GAAP Financial Measures*

•  Revenue less repair payments of $1,026.8 million, up 18.2% from $868.7 million in fiscal 2021

•  Adjusted Net Income (ANI) of $174.8 million, compared to $141.7 million in fiscal 2021

•  Adjusted diluted earnings per ADS of $3.41, compared to $2.72 in fiscal 2021

Reconciliations of the non-GAAP financial measures discussed below to our GAAP operating results are included at the end of this release. See also “About Non-GAAP Financial Measures.”

Revenue in the fourth quarter was $298.8 million, representing a 22.5% increase versus Q4 of last year and a 5.2% increase from the previous quarter. Revenue less repair payments* in the fourth quarter was $275.0 million, an increase of 20.4% year-over-year and 5.3% sequentially. Excluding exchange rate impacts, constant currency revenue less repair payments* in the fiscal fourth quarter was up 21.9% versus Q4 of last year and 5.4% sequentially. Year-over-year, fiscal Q4 revenue improved as a result of new client additions, the expansion of existing relationships, and increased travel volumes which more than offset unfavorable currency movements net of hedging. Sequentially, revenue improvement was driven by broad-based revenue growth across most verticals and service offerings and increased travel volumes.

*	See “About Non-GAAP Financial Measures” and the reconciliations of the historical non-GAAP financial measures to our GAAP operating results at the end of this release.

Profit in the fiscal fourth quarter was $38.9 million, as compared to $27.5 million in Q4 of last year and $34.3 million in the previous quarter. Year-over-year, profit increased as a result of revenue growth, favorable currency movements net of hedging, improved productivity, a lower effective tax rate, and higher net interest income. These benefits more than offset the impact of wage increases and increased facility-related and travel costs. Sequentially, Q4 profit increased as a result of revenue growth, currency movements net of hedging, higher net interest income including a $0.6 million one-time benefit from interest income on a tax refund, and a lower effective tax rate. These benefits were partially offset by higher G&A expenses and increased facility-related and travel costs.

Adjusted net income (ANI)* in Q4 was $48.3 million, as compared to $36.7 million in Q4 of last year and $44.4 million in the previous quarter. Explanations for the ANI* movements on a year-over-year and sequential basis are the same as described for GAAP profit above with the exception of amortization of intangible expenses, share-based compensation costs and associated tax impacts, which are excluded from ANI*.

From a balance sheet perspective, WNS ended Q4 with $413.0 million in cash and investments and no debt. In the fourth quarter, the company generated $67.9 million in cash from operations, incurred $7.4 million in capital expenditures, and made scheduled debt payments of $8.4 million. Fourth quarter days sales outstanding were 30 days, the same as reported in both Q4 of last year and the previous quarter.

“The market for BPM services, driven by digitization, continues to be robust. WNS is executing well in this environment, delivering solid financial results for our shareholders and increased value for our clients,” said Keshav Murugesh, WNS’s Chief Executive Officer. “For full year fiscal 2022, WNS grew constant currency revenue less repair payments* by more than 16% and expanded our adjusted diluted earnings* per ADS by more than 25%. We enter fiscal 2023 with differentiated positioning in the BPM market, strong business momentum, a healthy new business pipeline, and high visibility to solid top line growth.”

COVID-19

The COVID-19 pandemic is impacting the global economy, our clients’ businesses, and WNS’s operations, financials, and visibility. Revenue has been pressured by lower client volumes, delays in new business ramps, client concessions, and facility lockdowns which impact service delivery. WNS is actively working to manage our clients’ changing requirements, adapt our service delivery models, ensure data security, and manage costs. In the fiscal fourth quarter, the company delivered more than 99% of our clients’ requirements. Going forward, impacts to our financial performance will be a function of how long the COVID-19 pandemic lasts on a global basis, and how long it takes our clients’ businesses to stabilize and recover.

Fiscal 2023 Guidance

WNS is providing guidance for the fiscal year ending March 31, 2023, as follows:

•

Revenue less repair payments* is expected to be between $1,098 million and $1,154 million, up from $1,026.8 million in fiscal 2022. Guidance assumes an average GBP to USD exchange rate of 1.32 versus 1.37 in fiscal 2022.

•	ANI* is expected to range between $177 million and $189 million versus $174.8 million in fiscal 2022. Guidance assumes an average USD to INR exchange rate of 76.0 versus 74.5 in fiscal 2022.

•	Based on a diluted share count of 50.6 million shares, the company expects fiscal 2023 adjusted diluted earnings* per ADS to be in the range of $3.50 to $3.73 versus $3.41 in fiscal 2022.

“The company has provided our initial forecast for fiscal 2023 based on current visibility levels and exchange rates,” said Sanjay Puria, WNS’s Chief Financial Officer. “Our guidance for the full year reflects growth in revenue less repair payments* of 7% to 12% on a reported basis, or 8% to 14% constant currency*. We currently have 90% visibility to the midpoint of the range, consistent with April guidance in previous years. For the year, we expect capital expenditures of up to $40 million.”

Conference Call

WNS will host a conference call on April 21, 2022, at 8:00 am (Eastern) to discuss the company’s quarterly results. To access the call in “listen-only” mode, please join live via the company’s investor relations website at ir.wns.com. For call participants, please use the following details: US dial-in +1-888-656-9018; international dial-in +1-503-343-6030; participant passcode 8899178. A replay will be available for one week following the call at +1-855-859-2056; international dial-in +1-404-537-3406; passcode 8899178, as well as on the WNS website, www.wns.com, beginning two hours after the end of the call.

About WNS

WNS (Holdings) Limited (NYSE: WNS) is a leading Business Process Management (BPM) company. WNS combines deep industry knowledge with technology, analytics, and process expertise to co-create innovative, digitally led transformational solutions with over 400 clients across various industries. WNS delivers an entire spectrum of BPM solutions including industry-specific offerings, customer experience services, finance and accounting, human resources, procurement, and research and analytics to re-imagine the digital future of businesses. As of March 31, 2022, WNS had 52,081 professionals across 54 delivery centers worldwide including facilities in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Spain, Sri Lanka, Turkey, the United Kingdom, and the United States. For more information, visit www.wns.com.

Safe Harbor Statement

This release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations and assumptions about our Company and our industry. Generally, these forward-looking statements may be identified by the use of terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “seek,” “should” and similar expressions. These statements include, among other things, expressed or implied forward-looking statements relating to our expectations regarding the impact of the COVID-19 pandemic on our business, our cost structure, the discussions of our strategic initiatives and the expected resulting benefits, our growth opportunities, industry environment, expectations concerning our future financial performance and growth potential, including our fiscal 2023 guidance, future profitability, and expected foreign currency exchange rates. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include but are not limited to worldwide economic and business conditions, our dependence on a limited number of clients in a limited number of industries; the impact of the COVID-19 pandemic on our and our clients’ business, financial condition, results of operations and cash flows; currency fluctuations; political or economic instability in the jurisdictions where we have operations; regulatory, legislative and judicial developments; increasing competition in the BPM industry; technological innovation; our liability arising from fraud or unauthorized disclosure of sensitive or confidential client and customer data; telecommunications or technology disruptions; our ability to attract and retain clients; negative public reaction in the US or the UK to offshore outsourcing; our ability to collect our receivables from, or bill our unbilled services to our clients; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; the effects of our different pricing strategies or those of our competitors; our ability to successfully consummate, integrate and achieve accretive benefits from our strategic acquisitions, and to successfully grow our revenue and expand our service offerings and market share; and future regulatory actions and conditions in our operating areas. These and other factors are more fully discussed in our most recent annual report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to the US Securities and Exchange Commission (SEC) which are available at www.sec.gov. We caution you not to place undue reliance on any forward-looking statements. Except as required by law, we do not undertake to update any forward-looking statements to reflect future events or circumstances.

References to “$” and “USD” refer to the United States dollars, the legal currency of the United States; references to “GBP” refer to the British pound, the legal currency of Britain; and references to “INR” refer to Indian Rupees, the legal currency of India. References to GAAP refers to International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS).

CONTACT:

Investors:	Media:

David Mackey EVP – Finance & Head of Investor Relations WNS (Holdings) Limited +1 (646) 908-2615 david.mackey@wns.com	Archana Raghuram Global Head – Marketing & Communications and Corporate Business Development WNS (Holdings) Limited +91 (22) 4095 2397 archana.raghuram@wns.com ; pr@wns.com

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited, amounts in millions, except share and per share data)

	Three months ended			Year ended
	Mar 31, 2022	Mar 31, 2021	Dec 31, 2021	Mar 31, 2022	Mar 31, 2021
Revenue	$298.8	$243.9	$284.1	$1,109.8	$912.6
Cost of revenue	196.7	158.5	187.5	735.2	587.2

Gross profit	102.1	85.4	96.6	374.6	325.4
Operating expenses:
Selling and marketing expenses	13.8	12.9	14.2	53.9	49.6
General and administrative expenses	41.6	34.5	37.1	151.1	126.3
Foreign exchange loss / (gain), net	(2.6)	0.0	(0.8)	(6.0)	0.8
Amortization of intangible assets	3.0	3.3	2.9	11.5	13.7

Operating profit	46.4	34.6	43.2	164.1	135.1

Other income, net	(4.1)	(3.6)	(3.3)	(13.9)	(12.5)
Finance expense	3.1	3.7	3.3	13.4	14.8

Profit before income taxes	47.4	34.5	43.2	164.5	132.7
Income tax expense	8.5	7.0	8.8	32.4	30.1

Profit after tax	$38.9	$27.5	$34.3	$132.1	$102.6

Earnings per share of ordinary share
Basic	$0.80	$0.56	$0.70	$2.70	$2.06
Diluted	$0.76	$0.53	$0.68	$2.58	$1.97

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited, amounts in millions, except share and per share data)

	As at Mar 31, 2022	As at Mar 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	$108.2	$105.6
Investments	211.4	203.7
Trade receivables, net	100.5	83.1
Unbilled revenue	87.0	66.4
Funds held for clients	11.6	12.1
Derivative assets	10.4	8.0
Contract assets	10.2	7.8
Prepayments and other current assets	28.8	23.2

Total current assets	568.1	509.9

Non-current assets:
Goodwill	123.5	124.0
Intangible assets	65.4	65.1
Property and equipment	49.3	52.3
Right-of-use assets	142.6	166.8
Derivative assets	3.2	1.7
Investments	93.4	85.9
Trade receivables, net	—	0.3
Contract assets	39.8	27.1
Deferred tax assets	34.8	33.0
Other non-current assets	44.3	40.0

Total non-current assets	596.4	596.2

TOTAL ASSETS	$1,164.5	$1,106.1

LIABILITIES AND EQUITY
Current liabilities:
Trade payables	$27.8	$28.0
Provisions and accrued expenses	36.8	23.9
Derivative liabilities	6.0	4.5
Pension and other employee obligations	105.8	82.6
Current portion of long-term debt	—	16.7
Contract liabilities	13.7	12.7

Current taxes payable	2.3	1.5
Lease liabilities	27.0	26.0
Other liabilities	11.4	11.5

Total current liabilities	230.7	207.5

Non-current liabilities:
Derivative liabilities	0.8	2.0
Pension and other employee obligations	16.2	19.6
Contract liabilities	13.3	16.6
Other non-current liabilities	0.1	0.2
Lease liabilities	140.0	165.9
Deferred tax liabilities	9.3	10.2

Total non-current liabilities	179.8	214.6

TOTAL LIABILITIES	$410.5	$422.1

Shareholders’ equity:
Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 48,849,907 shares and 50,502,203 shares; each as at March 31, 2022 and March 31, 2021, respectively)	7.8	8.0
Share premium	110.3	227.7
Retained earnings	818.4	689.0
Other reserves	2.7	—
Other components of equity	(185.1)	(162.0)

Total shareholders’ equity including shares held in treasury	$754.0	$762.7

Less: Nil shares as at March 31, 2022 and 1,100,000 shares as at March 31, 2021, held in treasury, at cost	—	(78.6)

Total shareholders’ equity	$754.0	$684.1

TOTAL LIABILITIES AND EQUITY	$1,164.5	$1,106.1

About Non-GAAP Financial Measures

The financial information in this release includes certain non-GAAP financial measures that we believe more accurately reflect our core operating performance. Reconciliations of these non-GAAP financial measures to our GAAP operating results are included below. A more detailed discussion of our GAAP results is contained in “Part I – Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F filed with the SEC on May 14, 2021.

For financial statement reporting purposes, WNS has two reportable segments: WNS Global BPM and WNS Auto Claims BPM. Revenue less repair payments is a non-GAAP financial measure that is calculated as (a) revenue less (b) in the auto claims business, payments to repair centers for “fault” repair cases where WNS acts as the principal in its dealings with the third party repair centers and its clients. WNS believes that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process management services that it directly provides to its clients. For more details, please see the discussion in “Part I – Item 5. Operating and Financial Review and Prospects – Overview” in our annual report on Form 20-F filed with the SEC on May 14, 2021.

Constant currency revenue less repair payments is a non-GAAP financial measure. We present constant currency revenue less repair payments so that revenue less repair payments may be viewed without the impact of foreign currency exchange rate fluctuations, thereby facilitating period-to-period comparisons of business performance. Constant currency revenue less repair payments is presented by recalculating prior period’s revenue less repair payments denominated in currencies other than in US dollars using the foreign exchange rate used for the latest period, without taking into account the impact of hedging gains/losses. Our non-US dollar denominated revenues include, but are not limited to, revenues denominated in pound sterling, South African rand, Australian dollar and Euro.

WNS also presents or discusses (1) adjusted operating margin, which refers to adjusted operating profit (calculated as operating profit / (loss) excluding goodwill impairment, share-based expense and amortization of intangible assets) as a percentage of revenue less repair payments, (2) ANI, which is calculated as profit excluding goodwill impairment, share-based expense and amortization of intangible assets and including the tax effect thereon, (3) Adjusted net income margin, which refers to ANI as a percentage of revenue less repair payments, (4) net cash, which refers to cash and cash equivalents plus investments less long-term debt (including the current portion) and other non-GAAP financial measures included in this release as supplemental measures of its performance. WNS presents these non-GAAP financial measures because it believes they assist investors in comparing its performance across reporting periods on a consistent basis by excluding items that are non-recurring in nature and those it believes are not indicative of its core operating performance. In addition, it uses these non-GAAP financial measures (i) as a factor in evaluating management’s performance when determining incentive compensation and (ii) to evaluate the effectiveness of its business strategies. These non-GAAP financial measures are not meant to be considered in isolation or as a substitute for WNS’s financial results prepared in accordance with IFRS.

The company is not able to provide our forward-looking GAAP revenue, profit and earnings per ADS without unreasonable efforts for a number of reasons, including our inability to predict with a reasonable degree of certainty the payments to repair centers, our future share-based compensation expense under IFRS 2 (Share Based payments), amortization of intangibles associated with future acquisitions, goodwill impairment and currency fluctuations. As a result, any attempt to provide a reconciliation of the forward-looking GAAP financial measures (revenue, profit, earnings per ADS) to our forward-looking non-GAAP financial measures (revenue less repair payments*, ANI* and Adjusted diluted earnings* per ADS, respectively) would imply a degree of likelihood that we do not believe is reasonable.

Reconciliation of revenue (GAAP) to revenue less repair payments (non-GAAP) and constant currency revenue less repair payments (non-GAAP)

	Three months ended			Year Ended
	Mar 31, 2022	Mar 31, 2021	Dec 31, 2021	Mar 31, 2022	Mar 31, 2021
	(Amounts in millions)			(Amounts in millions)
Revenue (GAAP)	$298.8	$243.9	$284.1	$1,109.8	$912.6
Less: Payments to repair centers	23.8	15.5	23.0	83.0	43.9
Revenue less repair payments (non-GAAP)	$275.0	$228.3	$261.2	$1,026.8	$868.7
Exchange rate impact	(1.6)	(4.1)	(1.6)	(3.5)	10.3
Constant currency revenue less repair payments (non-GAAP)	$273.4	$224.3	$259.5	$1,023.4	$879.0

Reconciliation of cost of revenue (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2022	Mar 31, 2021	Dec 31, 2021	Mar 31, 2022	Mar 31, 2021
	(Amounts in millions)			(Amounts in millions)
Cost of revenue (GAAP)	$196.7	$158.5	$187.5	$735.2	$587.2
Less: Payments to repair centers	23.8	15.5	23.0	83.0	43.9
Less: Share-based compensation expense	0.8	1.2	1.2	5.2	4.9
Adjusted cost of revenue (excluding payments to repair centers and share-based compensation expense) (non-GAAP)	$172.0	$141.8	$163.4	$647.1	$538.4

Reconciliation of gross profit (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2022	Mar 31, 2021	Dec 31, 2021	Mar 31, 2022	Mar 31, 2021
	(Amounts in millions)			(Amounts in millions)
Gross profit (GAAP)	$102.1	$85.4	$96.6	$374.6	$325.4
Add: Share-based compensation expense	0.8	1.2	1.2	5.2	4.9
Adjusted gross profit (excluding share-based compensation expense) (non-GAAP)	$103.0	$86.5	$97.8	$379.8	$330.3

	Three months ended			Year ended
	Mar 31, 2022	Mar 31, 2021	Dec 31, 2021	Mar 31, 2022	Mar 31, 2021
Gross profit as a percentage of revenue (GAAP)	34.2%	35.0%	34.0%	33.8%	35.7%
Adjusted gross profit (excluding share-based compensation expense) as a percentage of revenue less repair payments (non-GAAP)	37.4%	37.9%	37.4%	37.0%	38.0%

Reconciliation of selling and marketing expenses (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2022	Mar 31, 2021	Dec 31, 2021	Mar 31, 2022	Mar 31, 2021
	(Amounts in millions)			(Amounts in millions)
Selling and marketing expenses (GAAP)	$13.8	$12.9	$14.2	$53.9	$49.6
Less: Share-based compensation expense	0.9	0.9	1.2	4.9	4.3
Adjusted selling and marketing expenses (excluding share-based compensation expense) (non-GAAP)	$12.9	$12.0	$13.0	$48.9	$45.3

	Three months ended			Year ended
	Mar 31, 2022	Mar 31, 2021	Dec 31, 2021	Mar 31, 2022	Mar 31, 2021
Selling and marketing expenses as a percentage of revenue (GAAP)	4.6%	5.3%	5.0%	4.9%	5.4%
Adjusted selling and marketing expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (non-GAAP)	4.7%	5.2%	5.0%	4.8%	5.2%

Reconciliation of general and administrative expenses (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2022	Mar 31, 2021	Dec 31, 2021	Mar 31, 2022	Mar 31, 2021
	(Amounts in millions)			(Amounts in millions)
General and administrative expenses (GAAP)	$41.6	$34.5	$37.1	$151.1	$126.3
Less: Share-based compensation expense	8.0	7.5	7.4	34.1	29.0
Adjusted general and administrative expenses (excluding share-based compensation expense) (non-GAAP)	$33.5	$26.9	$29.7	$117.1	$97.3

	Three months ended			Year ended
	Mar 31, 2022	Mar 31, 2021	Dec 31, 2021	Mar 31, 2022	Mar 31, 2021
General and administrative expenses as a percentage of revenue (GAAP)	13.9%	14.1%	13.1%	13.6%	13.8%
Adjusted general and administrative expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (non-GAAP)	12.2%	11.8%	11.4%	11.4%	11.2%

Reconciliation of operating profit (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2022	Mar 31, 2021	Dec 31, 2021	Mar 31, 2022	Mar 31, 2021
	(Amounts in millions)			(Amounts in millions)
Operating profit (GAAP)	$46.4	$34.6	$43.2	$164.1	$135.1
Add: Share-based compensation expense	9.8	9.6	9.8	44.2	38.2
Add: Amortization of intangible assets	3.0	3.3	2.9	11.5	13.7
Adjusted operating profit (excluding share-based compensation expense and amortization of intangible assets) (non-GAAP)	$59.2	$47.6	$55.9	$219.8	$187.0

	Three months ended			Year ended
	Mar 31, 2022	Mar 31, 2021	Dec 31, 2021	Mar 31, 2022	Mar 31, 2021
Operating profit as a percentage of revenue (GAAP)	15.5%	14.2%	15.2%	14.8%	14.8%
Adjusted operating profit (excluding share-based compensation expense and amortization of intangible assets) as a percentage of revenue less repair payments (non-GAAP)	21.5%	20.8%	21.4%	21.4%	21.5%

Reconciliation of profit (GAAP) to ANI (non-GAAP)

	Three months ended			Year ended
	Mar 31, 2022	Mar 31, 2021	Dec 31, 2021	Mar 31, 2022	Mar 31, 2021
	(Amounts in millions)			(Amounts in millions)
Profit (GAAP)	$38.9	$27.5	$34.3	$132.1	$102.6
Add: Share-based compensation expense	9.8	9.6	9.8	44.2	38.2
Add: Amortization of intangible assets	3.0	3.3	2.9	11.5	13.7
Less: Tax impact on share-based compensation expense(1)	(2.4)	(2.7)	(2.0)	(9.9)	(9.2)
Less: Tax impact on amortization of intangible assets(1)	(0.9)	(1.0)	(0.7)	(3.2)	(3.7)
Adjusted Net Income (excluding share-based compensation expense and amortization of intangible assets, including tax effect thereon) (non-GAAP)	$48.3	$36.7	$44.4	$174.8	$141.7

(1)

The company applies GAAP methodologies in computing the tax impact on its non-GAAP ANI adjustments (including amortization of intangible assets and share-based compensation expense). The company’s non-GAAP tax expense is generally higher than its GAAP tax expense if the income subject to taxes is higher considering the effect of the items excluded from GAAP profit to arrive at non-GAAP profit.

	Three months ended			Year ended
	Mar 31, 2022	Mar 31, 2021	Dec 31, 2021	Mar 31, 2022	Mar 31, 2021
Profit as a percentage of revenue (GAAP)	13.0%	11.3%	12.1%	11.9%	11.2%
Adjusted net income (excluding share-based compensation expense and amortization of intangible assets including tax effect thereon) as a percentage of revenue less repair payments (non-GAAP)	17.6%	16.1%	17.0%	17.0%	16.3%

Reconciliation of basic earnings per ADS (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2022	Mar 31, 2021	Dec 31, 2021	Mar 31, 2022	Mar 31, 2021
Basic earnings per ADS (GAAP)	$0.80	$0.56	$0.70	$2.70	$2.06
Add: Adjustments for share-based compensation expense and amortization of intangible assets	0.26	0.26	0.26	1.14	1.04
Less: Tax impact on share-based compensation expense and amortization of intangible assets	(0.07)	(0.08)	(0.05)	(0.27)	(0.25)
Adjusted basic earnings per ADS (excluding share-based compensation expenses and amortization of intangible assets, including tax effect thereon) (non-GAAP)	$0.99	$0.74	$0.91	$3.57	$2.85

Reconciliation of diluted earnings per ADS (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2022	Mar 31, 2021	Dec 31, 2021	Mar 31, 2022	Mar 31, 2021
Diluted earnings per ADS (GAAP)	$0.76	$0.53	$0.68	$2.58	$1.97
Add: Adjustments for share-based compensation expense and amortization of intangible assets	0.25	0.25	0.25	1.08	1.00
Less: Tax impact on share-based compensation expense and amortization of intangible assets	(0.06)	(0.07)	(0.05)	(0.25)	(0.25)
Adjusted diluted earnings per ADS (excluding share-based compensation expense and amortization of intangible assets, including tax effect thereon) (non-GAAP)	$0.95	$0.71	$0.88	$3.41	$2.72